Cybin Announces Publication of International PCT Patent Application for Inhalation Delivery of Multiple Psychedelic Molecules
TORONTO, CANADA – April 8, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced that the World Intellectual Property Organization (WIPO) published an international patent application covering a range of inhalation delivery methods across multiple psychedelic molecules (Patent Cooperation Treaty (PCT) patent application no.PCT/EP2021/077057), further strengthening its long-term intellectual property (IP) position of psychedelic-based programs.

“The publication of this PCT patent application demonstrates our continued commitment to discovering and developing new psychedelic-based treatment options, in addition to identifying and combining potentially improved and well-controlled delivery systems with these clinical candidates,” said Doug Drysdale, Chief Executive Officer of Cybin. “In addition, our progress to secure IP for unique psychedelic delivery methods strongly aligns and supports our current CYB004 pipeline program of deuterated DMT via inhalation, which is aimed at overcoming some of the known challenges of oral and IV-administered DMT.”

The PCT application titled “Methods For Delivery Of Psychedelic Medications By Inhalation And Systems For Performing The Methods” allows Cybin to pursue patent applications and seek protection for multiple inhaled forms of psychedelic molecules that are currently being researched and developed, or may be developed by the Company in the future.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended December 31, 2021 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
leah@cybin.com